SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
 (Amendment No. 7)

Scientific Games Corporation
(Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

0533223 10 1
(CUSIP Number)

Steven L. Fasman MacAndrews & Forbes Holdings Inc. 35 East 62nd Street New York, New York 10065 (212) 572−8600
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

September 10, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d−1(e), 13d−1(f) or 13d−1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS MacAndrews & Forbes Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER 32,505,737 Shares

	8	SHARED VOTING POWER None; See Item 5

	9	SOLE DISPOSITIVE POWER 32,505,737 Shares

	10	SHARED DISPOSITIVE POWER None; See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,505,737 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.4%; See Item 5
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS SGMS Acquisition Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER 26,385,737 Shares

	8	SHARED VOTING POWER None; See Item 5

	9	SOLE DISPOSITIVE POWER 26,385,737 Shares

	10	SHARED DISPOSITIVE POWER None; See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,385,737 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.3%; See Item 5
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS RLX Holdings Two LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER 3,125,000 Shares

	8	SHARED VOTING POWER None; See Item 5

	9	SOLE DISPOSITIVE POWER 3,125,000 Shares

	10	SHARED DISPOSITIVE POWER None; See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,125,000 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%; See Item 5
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS SGMS Acquisition Two Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER 2,995,000 Shares

	8	SHARED VOTING POWER None; See Item 5

	9	SOLE DISPOSITIVE POWER 2,995,000 Shares

	10	SHARED DISPOSITIVE POWER None; See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,995,000 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%; See Item 5
14	TYPE OF REPORTING PERSON CO

Item 1.  Security and Issuer

This Amendment No. 7 (this “Amendment”) to the statement on Schedule 13D is filed by MacAndrews & Forbes Holdings Inc. (“M&F”), SGMS Acquisition Corporation (“SGMS One”), RLX Holdings Two LLC (“RLX”) and SGMS Acquisition Two Corporation (“SGMS Two”) and amends the Schedule 13D originally filed by M&F and SGMS One on November 26, 2003 relating to the Class A common stock, par value $0.01 per share (“Common Stock”), of Scientific Games Corporation, a Delaware corporation (the “Issuer”), whose principal executive offices are located at 750 Lexington Avenue, New York, New York 10022.

Item 2.  Identity and Background

The information contained in Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following information:

(a)-(c) This statement is being filed by M&F, SGMS One, RLX and SGMS Two, each of which is a holding company incorporated in Delaware. This statement is being filed with respect to shares of Common Stock that may be beneficially owned by M&F, SGMS One, RLX and SGMS Two. Ronald O. Perelman is the sole stockholder of M&F, which is the sole stockholder of each of SGMS One, RLX and SGMS Two. The business address of each of M&F, SGMS One, RLX and SGMS Two is 35 East 62nd Street, New York, New York 10065.

A restated Schedule I, which includes certain required information regarding the Reporting Persons, is attached hereto and is incorporated herein by reference.

Each of the persons named on Schedule I (the “Schedule I Persons”) is a United States citizen. During the last five years, none of the Reporting Persons or the Schedule I Persons has (i) been convicted in a criminal proceeding (excluding minor traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The information contained in Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

Since the date of Amendment No. 6 to the Schedule 13D, SGMS Two acquired (i) 650,000 shares of Common Stock in the open market at a purchase price of $8.1306 per share on June 4, 2012 and (ii) 155,000 shares of Common Stock in the open market at a purchase price of $8.1702 per share on June 5, 2012.  The aggregate purchase price for these shares of Common Stock was approximately $6.55 million, which amount was obtained from cash on hand.  Shares of Common Stock may from time to time be pledged pursuant to the terms of commercial loan agreements.

As described in Item 4 of this Amendment, since the date of Amendment No. 6 to the Schedule 13D, the Issuer has repurchased shares of Common Stock as a result of which the beneficial ownership percentage of the Reporting Persons has increased.  The Reporting Persons did not participate in the Issuer’s repurchase of Common Stock and no funds of the Reporting Persons were used in connection with the repurchase.

Item 4.  Purpose of Transaction

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

Since the date of Amendment No. 6 to the Schedule 13D, the beneficial ownership percentage of Common Stock held by the Reporting Persons has increased (see Item 5 of this Amendment).

The increase in the Reporting Persons’ beneficial ownership percentage was primarily due to share repurchases by the Issuer.  The Reporting Persons (as previously reported on Form 4) also acquired shares of Common Stock since the date of Amendment No. 6 to the Schedule 13D as follows: SGMS Two acquired (i) 650,000 shares of Common Stock in the open market at a purchase price of $8.1306 per share on June 4, 2012 and (ii) 155,000 shares of Common Stock in the open market at a purchase price of $8.1702 per share on June 5, 2012. SGMS Two acquired these shares of Common Stock for investment purposes.  Each of the Reporting Persons and the Schedule I Persons reserves the right to acquire or dispose of securities of the Issuer or to formulate other purposes, plans or proposals regarding the Issuer or its securities to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5.  Interest in Securities of the Issuer

The information contained in Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information:

(a)-(b)  SGMS Two acquired (i) 650,000 shares of Common Stock in the open market at a purchase price of $8.1306 per share on June 4, 2012 and (ii) 155,000 shares of Common Stock in the open market at a purchase price of $8.1702 per share on June 5, 2012.  SGMS One has sole voting power and sole dispositive power over 26,385,737 shares of Common Stock, representing approximately 30.3% of the Common Stock. RLX has sole voting power and sole dispositive power over 3,125,000 shares of Common Stock, representing approximately 3.6% of the Common Stock.   SGMS Two has sole voting power and sole dispositive power over 2,995,000 shares of Common Stock, representing approximately 3.4% of the Common Stock.

Because SGMS One, RLX and SGMS Two are wholly owned subsidiaries of M&F, M&F may be deemed to have beneficial ownership of the shares of Common Stock beneficially owned by such entities, representing approximately 37.4% of the Common Stock.

Ronald O. Perelman, Director, Chairman and Chief Executive Officer of M&F, may be deemed to beneficially own all the shares of Common Stock beneficially owned by M&F, SGMS One, RLX and SGMS Two.  Mr. Perelman also beneficially owns 25,280 shares of Common Stock, representing less than 0.1% of the Common Stock, which, together with the shares beneficially owned by M&F, SGMS One, RLX and SGMS Two that Mr. Perelman may be deemed to beneficially own, represent approximately 37.4% of the Common Stock.

Barry F. Schwartz, the Executive Vice Chairman of M&F, beneficially owns 55,280 shares of Common Stock, representing less than 0.1% of the Common Stock.

The percentages set forth in the four preceding paragraphs have been calculated based upon information from the Issuer as to the number of shares of Common Stock outstanding as of September 10, 2012.

(c)  None of the persons named above has effected any transaction with respect to the Common Stock during the past sixty days.

Item 7. Material to be Filed as Exhibits.

The information contained in Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following information:

Exhibit Number

15	Joint Filing Agreement, dated as of September 11, 2012, by and among MacAndrews & Forbes Holdings Inc., SGMS Acquisition Corporation, RLX Holdings Two LLC and SGMS Acquisition Two Corporation.

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this statement is true, complete and correct.

Dated as of: September 11, 2012

MACANDREWS & FORBES HOLDINGS INC.

By:	/s/ Steven L. Fasman
Name:	Steven L. Fasman
Title:	Executive Vice President – Law

SGMS ACQUISITION CORPORATION

By:	/s/ Steven L. Fasman
Name:	Steven L. Fasman
Title:	Executive Vice President – Law

RLX HOLDINGS TWO LLC

By:	/s/ Steven L. Fasman
Name:	Steven L. Fasman
Title:	Executive Vice President – Law

SGMS ACQUISITION TWO CORPORATION

By:	/s/ Steven L. Fasman
Name:	Steven L. Fasman
Title:	Executive Vice President – Law

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF MACANDREWS & FORBES HOLDINGS INC., SGMS ACQUISITION CORPORATION, RLX HOLDINGS TWO LLC AND SGMS ACQUISITION TWO CORPORATION

The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of MacAndrews & Forbes Holdings Inc., SGMS Acquisition Corporation, RLX Holdings Two LLC and SGMS Acquisition Two Corporation are set forth below. The business address of each person listed below is 35 East 62nd Street, New York, New York 10065.

MacAndrews & Forbes Holdings Inc.

Name and Position (if different from Principal Occupation or Employment)	Present Principal Occupation or Employment
Ronald O. Perelman	Director, Chairman and Chief Executive Officer of MacAndrews & Forbes Holdings Inc.
Barry F. Schwartz	Director and Executive Vice Chairman of MacAndrews & Forbes Holdings Inc.
Paul G. Savas	Executive Vice President and Chief Financial Officer of MacAndrews & Forbes Holdings Inc.
Steven L. Fasman	Executive Vice President – Law of MacAndrews & Forbes Holdings Inc.

SGMS Acquisition Corporation

Name and Position (if different from Principal Occupation or Employment)	Present Principal Occupation or Employment
Ronald O. Perelman (Director, Chief Executive Officer)	See above
Barry F. Schwartz (Director, Executive Vice Chairman)	See above
Paul G. Savas (Chief Financial Officer)	See above
Steven L. Fasman (Executive Vice President – Law)	See above

RLX Holdings Two LLC

Name and Position (if different from Principal Occupation or Employment)	Present Principal Occupation or Employment
Barry F. Schwartz (Executive Vice Chairman)	See above
Paul G. Savas (Chief Financial Officer)	See above
Steven L. Fasman (Executive Vice President – Law)	See above

SGMS Acquisition Two Corporation

Name and Position (if different from Principal Occupation or Employment)	Present Principal Occupation or Employment
Ronald O. Perelman (Director, Chief Executive Officer)	See above
Barry F. Schwartz (Director, Executive Vice Chairman)	See above
Paul G. Savas (Chief Financial Officer)	See above
Steven L. Fasman (Executive Vice President – Law)	See above